Exhibit 99.1

Stellantis Affirms Commitment to Italy with Automotive Cells Company’s (ACC) Planned Battery Plant Investment

•ACC intends to build a third production site at the Stellantis facility in Termoli, Italy

•Partners to accelerate ACC development with an objective of at least 120 gigawatt hours of cell capacity by 2030

AMSTERDAM, March 23, 2022 – Together with its partners, Stellantis supports Automotive Cells Company’s (ACC) growth plans as it intends to transform Stellantis’ existing Termoli plant in Italy to a new battery facility and finalizes the agreement to add Mercedes-Benz as a new, equal partner with TotalEnergies/Saft and Stellantis.

The partners have also committed to increase ACC’s industrial capacity to at least 120 gigawatt hours (GWh) by 2030 and to scale up development and production of next-generation high-performance battery cells and modules.

“We are grateful to everyone involved in this investment to secure the future of the great community in Termoli,” said Carlos Tavares, Stellantis CEO. “Transforming the existing plant to help support a more sustainable future positions ACC as the European leader in battery manufacturing and reaffirms, thanks to the collaboration with the Ministry of Economic Development, Italy’s role in supporting Stellantis’ transformation to a sustainable mobility tech company.”

As part of the Dare Forward 2030 strategic plan, Stellantis announced plans to have global annual battery electric vehicle sales of five million vehicles by 2030, reaching 100% of passenger car BEV sales mix in Europe and 50% passenger cars and light-duty trucks in the United States. Stellantis also increased planned battery capacity by 140 GWh to approximately 400 GWh, to be supported by five gigafactories together with additional supply contracts.

Automotive Cells Company was founded by Stellantis and TotalEnergies/Saft in August 2020.

The closing is subject to customary closing conditions, including regulatory approvals.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com

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